WARPSPEED TAXI INC.

9436 W. Lake Mead Blvd., Ste. 5-53

Las Vegas NV 89134-8340

Telephone: 702-805-0632

Email: info@warpspeedtaxi.com

February 24, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Taylor Beech, Esq.

Dear Ms. Beech:

Re:       Registration Statement on Form S-1 (File No. 333-252505)

Further to your comments in your letter dated February 22, 2021 regarding our registration statement on Form S-1 filed January 28, 2021, we have filed an amended registration statement and provide the following responses:

Dilution, page 10

1.	Please revise your disclosure to calculate the dilution to new shareholders for each of the offering scenarios (i.e., 25%, 50%, etc.).

We have revised the dilution disclosure to provide calculations for each of the offering scenarios.

Business Overview, page 14

2.	We note your disclosure that you acquired your ridesharing application in its current stage of development from another company for $300,000. Section 2.2 of the Asset Purchase Agreement related to this sale, filed as Exhibit 10.1 to the registration statement, provides that all operational data and databases relating to the application is jointly owned by you and the company from which you purchased the application. Please disclose this in your prospectus.

We have clarified in the Business Overview section that we will jointly own all operational data and databases relating to the application.

3.	Please add disclosure discussing the planned fee structure for your ride sharing and food delivery services and how you plan to generate revenue accordingly. If you do not yet know, please disclose that is the case.

We have added a discussion in the Business Overview section of our amended registration statement that describes our intended fee structure for both our ride sharing and food delivery services, which indicates how we plan to generate revenue through the WarpSpeed Taxi application.

Security Ownership of Certain Beneficial Owners and Management, page 25

4.	Please revise your tabular disclosure to show beneficial ownership before and after the offering. In addition, please revise the table to clarify that Mr. Kazi and Ms. Malenko are the beneficial owners of the company stock owned by Cyber Apps World, Inc. and therefore own 100% of the company's stock; in this regard, the disclosure that Mr. Kazi owns 0% of the company's stock and Ms. Malenko owns 41.5% of the company's stock appears to be misleading.

We have revised the security ownership table to show beneficial ownership both before and after the offering.

Mr. Kazi and Ms. Malenko are not the beneficial owners of the company stock that Cyber Apps World, Inc. holds since it is a public company with many shareholders. However, because they both have direction and control over how Cyber Apps World, Inc. votes those shares, we have adjusted the percentage ownership figures for the entire Board of Directors to clarify their level of control.

Exhibit 5.1

5.	Please revise the legal opinion to remove the statement that it may not be relied upon "by any other persons. . . except as to auditors, counsel, and appropriate governmental and regulatory authorities." In this regard, we note that purchasers of the securities in the offering are entitiled to rely on the opinion.

We have filed a revised legal opinion as an exhibit with the noted sentence removed.

General

6.	As you do on page 19, please disclose that you are a shell company on your prospectus cover page and include an additional risk factor that highlights the risks associated with your shell company status. For example, discuss the prohibition on the use of Form S-8 by shell companies, the enhanced reporting requirements imposed on shell companies, and the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

We have removed the disclosure on page 19 that indicates that we are a shell company since the SEC definition of a “shell company” that is contained in SEC Releases 33-8587 and 34-52038 (i.e., “a registrant with no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets”) does not pertain to us since we have active operations completing the development of our WarpSpeed Taxi application and have significant assets recorded at $314,100.

7.	Please revise your filing to discuss the expected impact of the COVID-19 pandemic on your business operations and financial position. For example, please discuss the impact that the COVID-19 pandemic has had and will have on the demand for ride sharing services (including how such impact may change once the pandemic is over), any known trends or uncertainties relating to the pandemic’s effect on your expected revenues, and the risks associated with the COVID-19 pandemic.

In both the Risk Factors and Information With Respect to the Registrant sections, we have described the risks our business faces due to the COVID-19 pandemic, as well as the impact the pandemic has had and is likely to have on demand for ride sharing and food delivery services.

Yours truly,

/s/ Mohamed Irfan Rafimiya Kazi

Mohamed Irfan Rafimiya Kazi, President and C.E.O.

Cyber Apps World, Inc.

3